Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To The Board of Directors

Fushi Copperweld, Inc and Subsidiaries

We consent to the use of our report dated March 9, 2010 (March 28, 2011 as to the effects of the restatements discussed in Note 2 as appeared in December 31, 2009 amended Form 10-K), with respect to the consolidated balance sheets of Fushi Copperweld, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, which reports appear in the December 31, 2011 annual report on Form 10-K of Fushi Copperweld, Inc. We consent to the incorporation by reference in the registration statement on Form S-3/A (No. 333-160449) appearing in this annual report on Form 10-K of Fushi Copperweld, Inc.

/S/ Frazer Frost, LLP

Brea, California

March 14, 2012